Exhibit 99.2

ECMOHO Limited Announces Pricing of US$9 Million Underwritten Public Offering of American Depositary Shares

SHANGHAI, China, August 3, 2021 (GLOBE NEWSWIRE) — ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), an integrated solutions provider in the health and wellness market in China, today announced the pricing of an underwritten public offering of 10 million American Depositary Shares (“ADSs”) at an offering price of US$0.90 per ADS for gross proceeds to the Company of US$9 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, and assuming the underwriter does not exercise the option to purchase additional ADSs. Each ADS represents four Class A ordinary shares of the Company. The Company intends to use the net proceeds from this offering for investment in its SaaS platform, working capital and general corporate purposes. The closing of the offering is expected to occur on August 5, 2021, subject to the satisfaction of customary closing conditions.

The Company has also granted the underwriter a 45-day option to purchase up to an additional approximately 12.8% of the number of American Depositary Shares offered in the public offering to cover over-allotments, if any, which would increase the total gross proceeds of the offering to approximately US$10.2 million, if the over-allotment option is exercised in full.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-257200) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 6, 2021. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ECMOHO Ltd.

ECMOHO is an integrated solutions provider in the health and wellness market in China, which curates and sells global brands and quality products to Chinese health-conscious consumers. Leveraging its technology, network and expertise in marketing and distribution, ECMOHO connects families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to devoted consumers to sustain health. For more information, please visit http://ir.ecmoho.com/.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its ability to complete the offering and its intended use of proceeds are forward-looking statements and are inherently uncertain. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

ECMOHO Ltd.

Investor Relations

Email: IR@ecmoho.com

Investor relations agency contact:

William Tu / Scott Powell

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: wtu@skylineccg.com